Exhibit 99.1

PAYSAFE APPOINTS ALEX GERSH AS CFO

Former Sportradar executive to join the team next month

London, UK - August 30, 2022: Paysafe Ltd (NYSE: PSFE) (PSFE.WS) has appointed Alex Gersh as its new Chief Financial Officer. Gersh joins the company on October 3, 2022, and will report into Paysafe CEO, Bruce Lowthers.

Gersh brings to Paysafe a proven track record of over 25 years’ international financial leadership and has previously held CFO positions in public and private organizations in both the UK and U.S.A.

Gersh joins Paysafe from Sportradar, the leading global sports technology company creating immersive experiences for sports fans and bettors, where he built a high performing finance function and successfully led the company’s IPO on NASDAQ in September last year. Earlier in his career he spent six years in the online betting industry, most recently as CFO and Board Director of Paddy Power Betfair plc, which was formed in February 2016 following the merger of Paddy Power plc and Betfair Group plc - two of the fastest-growing online betting operators in the world. Before entering the online betting industry, Gersh spent nearly eight years as CFO for NDS Group London, a leading global provider of digital pay TV software solutions. In his earlier career, Gersh held finance leadership roles for high profile organizations in the telecommunications industry including British Telecom and Motorola.

Bruce Lowthers, Paysafe CEO, said: “Alex is a highly talented finance executive with a proven track record of driving growth for the international companies he has helped to lead. I know he will be a real asset to our team as we continue our path to accelerate growth and drive long term value for all our stakeholders.”

Alex Gersh added: “Paysafe has a highly diversified and relevant digital payments offering in the specialized industries it focuses on including gaming and entertainment. I have been fortunate to have worked for some of the biggest brands in these sectors and I very much look forward to bringing my knowledge and insights to my new role at Paysafe and being part of this ambitious company’s future growth story.”

Gersh replaces former CFO, Izzy Dawood who leaves the company later in the year.

Lowthers continued: “I would like to express our sincere thanks to Izzy for his significant contribution to Paysafe during his time with the company and his commitment to ensuring a smooth transition of responsibilities."

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading specialized payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $120 billion in 2021, and approximately 3,500 employees located in 10+ countries, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Further information is available at www.paysafe.com.

Contacts

Media:

Kate Aldridge

kate.aldridge@paysafe.com

+44 750 079 7547

Investors:

Kirsten Nielsen

kirsten.nielsen@paysafe.com

+1 (646) 901-3140